Exhibit 8.1

Aurelia Energy N.V. and its Consolidated Subsidiaries

                Aurelia Energy N.V., a limited liability company incorporated under the laws of the Netherlands Antilles, is the holding company for a group of companies engaged in the field of the supply of services and products to the offshore oil and gas industry. Aurelia Energy N.V. has 29 consolidated subsidiaries carrying on the same line of business. One of these subsidiaries is incorporated under the laws of Delaware and has operations in the United States. The remaining 28 subsidiaries are organized under the laws of foreign jurisdiction and either have no operations or have operations outside the United States. Such companies do business collectively under the names “Bluewater” and “Bluewater Offshore” and do business individually under their own names.